UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Lions Gate Entertainment Corp.

(Name of Issuer)

Class A Voting Shares, no par value

(Title of Class of Securities)

535919401

(CUSIP Number)

Bryan H. Hall

Executive Vice President

Liberty Global plc

Griffin House, 161 Hammersmith Rd,

London W6 8BS, United Kingdom

+44.208.483.6449 or 303.220.6600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919401	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Global plc 98-1112770
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,049,972 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,049,972
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,049,972 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	This amount does not reflect the (A) 19,309,564 Class A Voting Shares, no par value (the “Voting Shares”), of Lions Gate Entertainment Corp. (the “Issuer”) held by various funds affiliated with MHR Fund Management, LLC (“MHR”) and Mark H. Rachesky (“Dr. Rachesky”), or (B) 2,500,000 Voting Shares held by a subsidiary of Discovery, Inc. (formerly known as Discovery Communications, Inc.) (“Discovery”), of which the reporting persons may be deemed to have beneficial ownership as a result of the Voting and Standstill Agreement. See Items 5 and 6 of this Schedule 13D.
(2)	The calculation of this percentage is based on an aggregate 82,950,119 Voting Shares outstanding as of August 3, 2020, as reported on a Quarterly Report on Form 10-Q filed by the Issuer on August 6, 2020.

CUSIP No. 535919401	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Global Ventures Limited (formerly known as Liberty Global Incorporated Limited)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,049,972 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,049,972
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,049,972 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount does not reflect the (A) 19,309,564 Voting Shares held by various funds affiliated with MHR and Dr. Rachesky, or (B) 2,500,000 Voting Shares held by a subsidiary of Discovery, of which the reporting persons may be deemed to have beneficial ownership as a result of the Voting and Standstill Agreement. See Items 5 and 6 of this Schedule 13D.
(2)	The calculation of this percentage is based on an aggregate 82,950,119 Voting Shares outstanding as of August 3, 2020, as reported on a Quarterly Report on Form 10-Q filed by the Issuer on August 6, 2020.

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on November 20, 2015 (the “Original Schedule 13D”) and amended by Amendment No. 1 filed June 30, 2016 (“Amendment No. 1”), Amendment No. 2 filed February 10, 2017 (“Amendment No. 2”), Amendment No. 3 filed September 3, 2019 (“Amendment No. 3”), Amendment No. 4 filed September 6, 2019 (“Amendment No. 4”) and Amendment No. 5 filed September 8, 2020 (“Amendment No. 5”), with respect to the Issuer (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”). Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Schedule 13D. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and supplemented by appending the following thereto:

Between September 11, 2020 (the “Early Termination Start Date”) and September 18, 2020 (the “Early Termination End Date”), in response to the notice delivered by LGVL to Bank of America on September 4, 2020 (the “Early Termination Notice”) to begin paying off and unwinding the loan and collar arrangements under the PPV Transaction, Bank of America unwound all of the Components of Tranches 2 and 3 (each as defined in Item 6 of this Statement) of the PPV Transaction. On each trading day during such period (each, an “Early Settlement Date”), Liberty Global cash settled a pro rata portion of such Components by paying to Bank of America an amount in cash (from cash on hand). The amount paid by Liberty Global to Bank of America to cash settle the applicable Components on each Early Settlement Date was as follows:

Early Settlement Date	Amount
September 11, 2020	$2,529,718.20
September 14, 2020	$2,565,252.79
September 15, 2020	$2,630,003.78
September 16, 2020	$2,679,521.69
September 17, 2020	$2,738,621.02
September 18, 2020	$2,791,378.24

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The responses of each Reporting Person to Rows (7) through (13) of their respective cover pages to this Statement are incorporated herein by reference.

LGVL holds all 4,049,972 of the Voting Shares directly. Because LGVL is a direct wholly-owned subsidiary of Liberty Global, Liberty Global may be deemed to beneficially own all of the 4,049,972 Voting Shares and share voting and dispositive power over the Voting Shares with LGVL.

Page 4 of 8 Pages

The Reporting Persons are required to vote the Voting Shares in respect of certain matters in accordance with the Voting and Standstill Agreement. See the description of the Voting and Standstill Agreement in Item 6 of this Statement, which is incorporated herein by reference.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by the Seller Funds or their affiliates (including MHR and Mark H. Rachesky, M.D., the Chairman of the Issuer’s Board (“Dr. Rachesky”)), John C. Malone, chairman of the board of directors of Liberty Global (“Dr. Malone”), Discovery or DLIL (together, the “Other Parties”). As a result of the Investor Rights Agreement and Voting and Standstill Agreement described in Item 6 of this Statement, the Reporting Persons may be deemed to beneficially own and share voting and/or dispositive power over the Shares beneficially owned by the Other Parties and their respective affiliates. Based on a Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2020, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Dr. Rachesky, various funds affiliated with MHR Fund Management (including the Seller Funds) and Dr. Rachesky beneficially own an aggregate of 19,309,564 Voting Shares (approximately 23.3% of the total number of Voting Shares outstanding). Based on a Schedule 13D filed with the SEC on October 2, 2019 by Dr. Malone, Dr. Malone does not beneficially own any Voting Shares. Based on a Schedule 13D filed with the SEC on March 26, 2020 by Discovery, Discovery and DLIL beneficially own an aggregate of 2,500,000 Voting Shares (approximately 3.0% of the total number of Voting Shares outstanding).

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Act with any or all of the Other Parties.

(c)

Between the Early Termination Start Date and the Early Termination End Date, inclusive, pro rata portions of the 50 Components of Tranches 2 and 3 of the PPV Transaction were cash settled on successive trading days, as described in the last paragraph of Item 3, which is incorporated herein by reference.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

Page 5 of 8 Pages

Between the Early Termination Start Date and the Early Termination End Date, in response to the Early Termination Notice, Bank of America unwound all of the Components of Tranches 2 and 3 of the PPV Transaction. On each Early Settlement Date, Liberty Global cash settled a pro rata portion of such Components, and the number of Pledged Shares was reduced by 277,778 Shares (or, in the case of the last such pro rata portion, 277,777 Shares). Following the settlement of the last such pro rata portion on the Early Termination End Date, the number of Pledged Shares was reduced to zero.

On the Early Termination End Date, upon satisfaction by LGVL of all of its obligations, covenants and agreements to Bank of America under the PPV Confirmation and the ISDA 2002 Master Agreement, the Pledge Agreement and the rights granted by LGVL to Bank of America in the Pledged Shares ceased and terminated.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2020	Liberty Global plc

/s/ Bryan H. Hall
	Name:	Bryan H. Hall
	Title:	Executive Vice President, General Counsel and Secretary

Liberty Global Ventures Limited

/s/ Bryan H. Hall
Name:	Bryan H. Hall
Title:	Director

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1	Share Purchase Agreement, dated as of November 10, 2015, among LGVL, DLIL, the Seller Funds and, solely for purposes of Section 5.03 thereof, Liberty Global and Discovery (incorporated herein by reference to Exhibit 99.1 to the Amendment No. 20 to Schedule 13D filed by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Dr. Rachesky with the SEC on November 13, 2015).
99.2	PPV Confirmation, dated as of November 12, 2015, between LGVL and Bank of America (incorporated herein by reference to Exhibit 99.2 to the Original Schedule 13D).
99.3	Pledge Agreement, dated as of November 12, 2015, between LGVL and Bank of America (incorporated herein by reference to Exhibit 99.3 to the Original Schedule 13D).
99.4	Reclassification Adjustment Confirmation, dated as of February 10, 2017, from Bank of America to LGVL (incorporated herein by reference to Exhibit 99.4 to Amendment No. 2).
99.5	Investor Rights Agreement, dated as of November 10, 2015, among MHR, LGVL, DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).
99.6	Voting and Standstill Agreement, dated as of November 10, 2015, among the Issuer, the Seller Funds, LGVL, DLIL, Dr. Malone, MHR, Liberty Global, Discovery (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).
99.7	Registration Rights Agreement, dated as of November 10, 2015, between the Issuer and LGVL (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).
99.8	Joint Filing Agreement, dated as of November 20, 2015, between LGVL and Liberty Global (incorporated herein by reference to Exhibit 99.8 to the Original Schedule 13D).
99.9	Amendment No. 1 to Investor Rights Agreement, dated as of June 30, 2016, among MHR, LGVL, DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 99.9 to Amendment No. 1).
99.10	Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, among the Issuer, the Seller Funds, LGVL, DLIL, Dr. Malone, MHR, Liberty Global and Discovery (incorporated herein by reference to Exhibit 99.10 to Amendment No. 1).

Page 8 of 8 Pages